May 4, 2012

VIA EDGAR CORRESPONDENCE

Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Security and Exchange commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	GeneLink, Inc.

Form 8-K

Filed April 27, 2012

File No. 000-30518

Dear Ms. Jenkins,

On behalf of GeneLink, Inc. (the “Company”), I am responding to the comments of the staff of the Division of Corporate Finance (the ”Staff”) of the U.S. Securities and Exchange commission set forth in the Staff’s letter of May 1, 2012 with respect to the Company’s Form 8-K Filed April 27, 2012. For your convenience, the response below corresponds to the comment in bold that immediately precedes it, which has been reproduced from the Staff’s letter.

1.	We note Cross, Fernandez and Riley, LLP are no longer engaged as your independent accountant. Please amend this Form 8-K to provide all of the required disclosures of Item 304 of Regulation S-K. Additionally, please ensure to file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

Response:

The Company acknowledges the request of the Staff and the Company will amend the 8-K accordingly.

In connection with the response to the Staff comment Letter, the Company, through the undersigned officer, hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Bernard L. Kasten, Jr., M.D.

Bernard L. Kasten, Jr., M.D.

Chief Executive Officer

cc: Jamie Kessel